Exhibit 99.5

For Immediate Release	November 13, 2008

CHALLENGER ENERGY CORP.  RELEASES THIRD QUARTER 2008 FINANCIAL RESULTS

CALGARY, ALBERTA, CANADA—(Marketwire – November 13, 2008) – Challenger Energy Corp. (“Challenger Energy”) (TSXV:CHQ)(AMEX:CHQ) is pleased to announce the release of its third quarter 2008 financial results.  As at September 30, 2008, Challenger Energy has funded $45.6 million towards its exploration activities in Trinidad and Tobago and has accrued an additional $31.9 million in obligations on drilling work completed to September 30, 2008 on the Block 5(c) exploration program.  With the successful closing of a $30 million equity financing on October 2, 2008, along with cash on hand, all incurred expenditures to September 30, 2008, aggregating to $77.5 million have been funded.  In addition, the Company has arranged a $14 million short term bridge facility.  The “Management’s Discussion and Analysis” and financial statements for the quarter ended September 30, 2008, can be viewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Challenger Energy Corp.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, CEO and President
Phone:	(403) 503-8810
Fax:	(403) 503-8811
www.challenger-energy.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.